Exhibit (a)(5)(xii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

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MAXINE PHILLIPS, ROBERT GARFIELD,	:
NORA MAZZINI, ANDREW SAMET, KATHLEEN ANN PASEK, RICHARD JACOB and STEVEN SILVERBERG,	:	C.A. No. 20391

Plaintiffs,	:	COMPLAINT

v.

ICN PHARMACEUTICALS, INC.,	:

Defendant.
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     Plaintiffs, by their attorneys, for their complaint against defendant, allege upon personal knowledge with respect to themselves and upon information and belief as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

     1.     This is an action for declaratory relief arising out of a self-dealing scheme perpetrated by defendant ICN Pharmaceuticals, Inc. (“ICN”), the 80.1% owner of Ribapharm, Inc. (“Ribapharm” or the “Company”), to acquire all shares of the Company’s common stock ICN does not own at an unfairly low price unilaterally established by ICN. ICN has commenced a tender offer to the public owners of Ribapharm at $5.60 per share (the “tender offer”), about one-half of the IPO price of $10 per share that ICN received for the very same shares barely one year ago and materially below the fair value of the shares. If the tender offer is successful, ICN intends to effect a short-form merger by which all non-tendering public stockholders will be forcibly eliminated at the same low price used in the tender offer.

     2.     In response, on June 20, 2001, Ribapharm’s Board adopted a Rights Agreement (the “Rights Agreement” or the “Poison Pill”) in order to preserve Ribapharm’s long term value and resist ICN’s efforts to acquire Ribapharm shares at a grossly inadequate price. This action seeks declaratory relief upholding the Rights Plan.

THE PARTIES

     3.     Plaintiffs Maxine Phillips, Robert Garfield, Nora Mazzini, Andrew Samet, Kathleen Ann Pasek, Richard Jacob and Steven Silverberg have owned shares of the common stock of the Company since prior to the transactions herein complained of and continuously to date.

     4.     Defendant ICN is a corporation organized and existing under the laws of the State of Delaware and, like Ribapharm, is located at 3300 Hyland Avenue, Costa Mesa, California. ICN is a global, research-based pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical products. ICN’s stated objective is the discovery, development and commercialization of nucleoside analogs and other novel drugs that are useful in the treatment of viral diseases, cancer and other unmet medical needs. Ribapharm was a wholly owned subsidiary of ICN until April, 2002, and currently ICN owns approximately 80.1% of the Company’s outstanding common stock.

     5.     Non-party Ribapharm is a corporation organized and existing under the laws of the State of Delaware and is headquartered at 3300 Hyland Avenue, Costa Mesa, California. Ribapharm is a biotechnology company that develops and commercializes products for viral and cancer treatment. Ribapharm’s principal product is Ribaviran, a drug effective in fighting Hepatitis C. The Company previously operated as a wholly owned subsidiary of ICN.

     6.     Defendant ICN, as majority shareholder of Ribapharm, owes a fiduciary duties to plaintiffs and the other public stockholders of Ribapharm.

CLASS ACTION ALLEGATIONS

     7.     Plaintiffs bring this action on their own behalf and as a class action pursuant to Court of Chancery Rule 23, on behalf of all Ribapharm stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendant’s wrongful conduct, as more fully described herein.

     8.     This action is properly maintainable as a class action because:

     (a)  The class is so numerous that joinder of all Class members is impracticable.

     (b)  There are questions of law and fact which are common to the Class including whether the Rights Plan (hereinafter defined) was an appropriate and measured response to ICN’s inadequate and coercive tender offer.

     (c)  Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs will fairly and adequately represent the Class.

     (d)  The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

SUBSTANTIVE ALLEGATIONS

     9.     Ribapharm was incorporated on April 14, 2000 as a wholly owned subsidiary of ICN. Formerly, it was a division of ICN. On August 7, 2000, ICN contributed to Ribapharm the assets and operations of its former division, including ICN’s right, title and interest under its July 28, 1995 ribavirin license agreement (the “Schering-Plough License”) with Schering-Plough, Ltd (“Schering-Plough”). Ribavirin is Ribapharm’s principal product, from which the Company derives substantially all of its revenues.

     10.     On April 10, 2002, Ribapharm effected a recapitalization of its common stock in the form of a 1,500,000 for 1.0 stock split. On April 17, 2002, and April 26, 2002, the Company was spun-off by ICN when ICN completed a public offering of an aggregate of 29,900,000 shares of common stock (the “Offering”), representing 19.93% of the total outstanding common stock of 150,000,000 shares. In connection with the Offering, ICN received net cash proceeds of $278,070,000 and retained ownership of 80.07% of Ribapharm’s common stock. Ribapharm received no proceeds from the Offering. As of November 12, 2002, the Company had issued and outstanding 150,000,000 shares of common stock.

ICN ANNOUNCES AND COMMENCES THE TENDER OFFER

     11.     On June 2, 2003, defendant ICN sent a letter to the Ribapharm board and issued a press release announcing that it intended to make a tender offer for all of the outstanding shares of Ribapharm that it did not already own. The press release stated in pertinent part:

ICN currently owns approximately 80.1% of the outstanding common stock of Ribapharm and intends to offer to acquire the balance of Ribapharm common stock at a price of $5.60 per share in cash, representing a 20.2 percent premium over the one month average closing price of $4.66. The aggregate consideration payable under the offer for all of the outstanding Ribapharm shares would be approximately $168 million.

Following successful completion of the tender offer, ICN intends to effect a “short-form” merger, in which any shares not acquired by ICN in the tender offer would be acquired at the same $5.60 per share cash price paid in the tender offer.

     12.     The tender offer does not require the approval of Ribapharm’s board of directors, but is conditioned on the tender of a majority of the public shares of Ribapharm. Further, if ICN winds up with at least 90% of Ribapharm’s stock as a result of the tender offer, ICN intends to effect a “short form” merger and acquire the remaining shares at $5.60 per share case.

     13.     On June 10, 2003, ICN commenced its tender offer by filing its Offer to Purchase with the S.E.C. on Schedule TO (“Offering Materials”).

     14.     The consideration to be paid to Class members in the tender offer is unfair and inadequate because, among other things:

•	The intrinsic value of Ribapharm’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock’s current trading price and the Company’s prospects for future growth and earnings.

•	The price offered in the tender offer represents a material discount to the historic trading price of Ribapharm common stock since its issuance at $10 per share barely more than one year prior to the commencement of the tender offer;

•	The price offered in the tender offer is below the trading price of Ribapharm stock earlier this year of $7.50 per share and below analysts predictions of as much as $11.00 per share.

•	As evidenced by the Goldman Sachs report filed as an exhibit to the Offering Materials, the price offered in the tender offer is substantially below all comparable values of profitable biotech and pharmaceutical companies;

•	The purported premium offered in the tender offer is designed to take advantage of the fact that Ribapharm’s stock, which traded somewhat in tandem with ICN due to the joint debt obligations with regard to the Notes, was trading at historic lows solely because the price of ICN had declined as a result of recent reductions in consensus earnings estimates from analysts for ICN; and

•	The price offered in the tender offer failed to properly include the value of increased revenues from Ribavirin royalties to be obtained from Roche pursuant to the January, 2003 settlement agreement;

     15.     ICN timed its offer to take advantage of the decline in the market price of Ribapharm’s stock, precipitated in large part due to consensus reductions in analysts’ estimates, then exacerbated by ICN’s removal of Ribapharms’ Board of Directors coupled with the filing of litigation against these same ICN appointed directors. The offer has the effect of capping the market for Ribapharm’s stock at an artificially low price driven down by the actions of ICN – the very same party that seeks to benefit from the price decline – to facilitate ICN’s plan to obtain the public interest in Ribapharm as cheaply as possible.

RIBAPHARM’S RESPONSE TO THE TENDER OFFER

     16.     On June 16, 2003, ICN filed Amendment Number 2 to the Offering Materials on Schedule TO extending the expiration date of the tender offer until July 22, 2003.

     17.     The Ribapharm Board retained Morgan Stanley & Co. as its financial advisor with regard to the Proposed Transaction. After consulting, inter alia, with Morgan Stanley, the Ribapharm Board determined on or about June 20, 2003 that the price offered in the tender offer was inadequate and not in the best interests of the Company or the holders of its publicly held shares.

     18.     Also on June 20, 2003, the Ribapharm Board also adopted a stockholder rights plan (the “Poison Pill” or the “Rights Plan”), and declared a dividend distribution of new preferred stock purchase rights thereunder. Pursuant to the Rights Plan, the Ribapharm Board declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share; the dividend is effective as of July 3, 2003 and the Rights will attach to new shares issued after that date. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the “Preferred Shares”) at a price of $55 per one one-hundredth of a Preferred share.

     19.     Further pursuant to the Rights Plan, upon a public announcement that a person, (i.e., ICN,) has become an “Acquiring Person,”(i.e., acquired more than 89.9% or more of the Company’s outstanding shares), the Rights will become exercisable. Upon the exercise of a Right, a holder will be entitled to acquire Ribapharm shares having a market value of two times the exercise price of the Right.

     20.     Ribapharm has stated that the Rights Plan was not designed to prevent ICN from acquiring stock of the public stockholders, but was intended to help preserve Ribapharm’s long term value in the face of “ICN’s unsolicited offer and any other offer the Ribapharm Board may determine is inadequate.”

     21.     The Rights Plan adopted by Ribapharm’s Board is a reasonable, measured, proportionate and appropriate response to the hostile, coercive and inadequate tender offer of ICN.

     22.     On June 23, 2002, Ribapharm filed its Recommendation Statement on Schedule 14d-9 with the SEC among other things urging the public shareholders not to tender to ICN.

     23.     On June 25, 2003, ICN commenced an action in this Court seeking to declare the Rights Plan declared null and void. In that complaint, ICN alleges that the Rights Plan may have “. . . dire consequences that imperil the interests of Ribapharm and its minority stockholders . . .”

     24.     Absent a declaration by this Court that the Rights Plan is valid and enforceable, the minority shareholders are threatened with serious inquiry. Many minority shareholders will be stampeded to tender for fear that ICN may withdraw the tender offer if too few shareholders tender to enable it to effect a short-form merger, with a resultant (albeit short-term) decline in the market price for Ribapharm stock. Thus, shareholders who do not wish to tender may nonetheless be stampeded to do so for fear of the consequences. Other shareholders who do not tender to ICN will be frozen-out if enough shares are tendered to ICN to enable it to effect a short-form merger. The Rights Plan provides the only means to ensure that if ICN ultimately acquires the minority shares, the terms will be fair and the product of arms length bargaining between ICN and Ribapharm’s board. The minority shareholders cannot effectively bargain for themselves.

     25.     Plaintiffs and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

     WHEREFORE, plaintiffs demand judgment against ICN as follows:

     A.     Certifying this action as a class action and designating plaintiffs as representatives of the Class;

     B.     Upholding the Rights Plan and declaring that its terms are valid;

     C.     Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs’ attorneys and experts; and

     D.     Granting such other and further relief as the Court deems appropriate.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By: /s/ Joseph A. Rosenthal

919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899 Telephone: 302-656-4433

Delaware Liaison Counsel for Plaintiffs

OF COUNSEL:

FARUQI & FARUQI, LLP
320 East 39th Street
New York, New York 10016
Telephone: 212-983-9330

ABBEY GARDY, LLP
212 East 39th Street
New York, New York 10016
Telephone: 212-889-3700

GOODKIND LABATON RUDOFF & SUCHAROW LLP
2455 East Sunrise Boulevard, Suite 813
Fort Lauderdale, Florida 33304
Telephone: 954-630-1000

BERNSTEIN, LITOWITZ, BERGER & GROSSMANN, LLP
1285 Sixth Avenue, 33rd Floor
New York, New York 10019
Telephone: 212-554-1400